Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited First Quarter 2019 Financial Results

BEIJING, May 17, 2019 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2019. The Company will hold a conference call at 8:00 P.M. on Thursday, May 16, 2019, U.S. Eastern Time to discuss the financial results. Dial-in details are provided at the end of this release.

First Quarter 2019 Financial Highlights

•	Net revenues increased by 8.9% year over year to RMB871.9 million (US$129.9 million).

•

Gross profit increased by 5.6% year over year to RMB240.8 million (US$35.9 million). Gross margin was 27.6% compared to 28.5% in the same period of 2018. Adjusted cash gross profit increased by 17.0% year over year to RMB406.7 million (US$60.6 million) from RMB347.5 million. Adjusted cash gross margin expanded to 46.6% from 43.4% in the same period of 2018.

•	Adjusted EBITDA increased by 29.3% year over year to RMB253.5 million (US$37.8 million). Adjusted EBITDA margin expanded to 29.1% from 24.5% in the same period of 2018.

First Quarter 2019 Operational Highlights

•	Hosting MRR[1] per cabinet increased to RMB8,788 in the first quarter of 2019 compared to RMB7,905 in the first quarter of 2018 and RMB8,457 in the fourth quarter of 2018.

•

Total cabinets under management was 30,578 as of March 31, 2019, compared to 29,035 as of March 31, 2018, and 30,654 as of December 31, 2018. As of March 31, 2019, the Company had 25,711 cabinets in its self-built data centers and 4,867 cabinets in its partnered data centers.

•	Utilization rate in the first quarter of 2019 fell slightly to 66.2% from 70.3% in the fourth quarter of 2018, mainly attributable to the churn of two customers caused by business restructurings.

Mr. Alvin Wang, Chief Executive Officer and President of the Company, stated, “In the first quarter, we delivered a stable and healthy performance. In May, we made exciting progress in the expansion of our cloud solution offerings through our partnership with Microsoft to launch their Dynamic 365 cloud service. We have also been strategically growing our resource pipeline in anticipation of our corporate clients’ increasing demand for scalable data hosting solutions, as demonstrated by our recent acquisition in Beijing. Looking to the future, we have created a three-year growth plan, specifically designed to meet the increasing market demands from medium- to large-scale customers and ensure the efficient allocation of resources. Increasing our cabinet capacity to service large-scale corporate clients, one of the plan’s key focuses, will help us to support customer growth, broaden our customer base, and provide shareholders a higher return on their investments.”

[1]	Hosting MRR: Refers to Monthly Recurring Revenues for the hosting business.

Ms. Sharon Liu, Chief Financial Officer of the Company, commented, “In the first quarter, our net revenues met our previous target and increased to RMB871.9 million. Furthermore, despite customer churn caused by business restructurings, our adjusted EBITDA exceeded the high end of our guidance, increasing by 29.3% year over year. As a result, our adjusted EBITDA margin expanded to 29.1%. In April, we also enhanced our cash position by issuing US$300 million senior notes due 2021. We are confident that a stronger balance sheet will help to accelerate growth moving into the quarters ahead.”

Three-Year Growth Plan

In order to capitalize on forecasted market trends and augment its market position as a reliable carrier- and cloud-neutral Internet data center services provider in China, the Company has developed a Three-Year Growth Plan, outlining objectives from 2019 to 2021. The plan includes targets for capacity expansion, year-over-year revenue growth rates, and year-over-year adjusted EBITDA growth rate:

	FY 2019	FY 2020	FY 2021
Capacity Expansion Target #	6,000 – 8,000	15,000	15,000

YoY. Revenue Growth %	Midpoint 12%	20%-24%	23%-27%

YoY. Adj. EBITDA Growth %	Midpoint 14%	25%-30%	35%-40%

The forecast reflects the Company’s current and preliminary view on the market and its operational conditions, which is subject to change.

First Quarter 2019 Financial Results

REVENUES: Net revenues increased by 8.9% to RMB871.9 million (US$129.9 million) in the first quarter of 2019 from RMB800.8 million in the same period of 2018 and decreased by 3.3% from RMB901.9 million in the fourth quarter of 2018. This year-over-year increase was primarily attributable to the growing demand for data centers and cloud services in the domestic market, partially offset by the churn of a major customer. The sequential decrease was mostly due to customer churn, related to a major client’s business restructuring and the seasonality effect in non-recurring revenue.

GROSS PROFIT: Gross profit increased by 5.6% to RMB240.8 million (US$35.9 million) in the first quarter of 2019 from RMB227.9 million in the same period of 2018 and decreased by 2.3% from RMB246.3 million in the fourth quarter of 2018. Gross margin was 27.6% in the first quarter of 2019 compared to 28.5% in the same period of 2018 and 27.3% in the fourth quarter of 2018.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, increased by 17.0% to RMB406.7 million (US$60.6 million) in the first quarter of 2019 from RMB347.5 million in the same period of 2018 and decreased by 0.6% from RMB409.2 million in the fourth quarter of 2018. Adjusted cash gross margin expanded to 46.6% in the first quarter of 2019 from 43.4% in the same period of 2018 and 45.4% in the fourth quarter of 2018. The year-over-year improvement in adjusted cash gross margin was mainly attributable to the Company’s continuous efforts in maximizing its operating efficiency.

OPERATING EXPENSES: Total operating expenses increased by 9.3% to RMB187.5 million (US$27.9 million) in the first quarter of 2019 from RMB171.5 million in the same period of 2018 and increased by 3.3% from RMB181.4 million in the fourth quarter of 2018. As a percentage of net revenues, total operating expenses increased slightly to 21.5% in the first quarter of 2019 from 21.4% in the same period of 2018 and 20.1% in the fourth quarter of 2018. The increase of operating expenses as a percentage of net revenues was primarily due to the slowdown in revenue growth caused by customer churn.

Sales and marketing expenses were RMB44.1 million (US$6.6 million) in the first quarter of 2019, an increase of 6.9% from RMB41.2 million in the same period of 2018 and a decrease of 10.4% from RMB49.2 million in the fourth quarter of 2018. The year-over-year increase was mainly attributable to increased marketing activities and higher sales commissions. The increase was in line with the year-over-year increase of the Company’s net revenues in the first quarter of 2019.

Research and development expenses were RMB22.6 million (US$3.4 million) in the first quarter of 2019 compared to RMB22.0 million in the same period of 2018 and RMB23.6 million in the fourth quarter of 2018.

General and administrative expenses were RMB120.8 million (US$18.0 million) in the first quarter of 2019 compared to RMB112.3 million in the same period of 2018 and RMB131.0 million in the fourth quarter of 2018. The year-over-year increase was mainly attributable to share-based compensation expenses that the Company recognized during the first quarter of 2019.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses and changes in the fair value of contingent purchase consideration payables, increased by 2.5% to RMB171.3 million (US$25.5 million) in the first quarter of 2019 from RMB167.2 million in the same period of 2018 and decreased by 0.7% from RMB172.4 million in the fourth quarter of 2018. As a percentage of net revenues, adjusted operating expenses decreased to 19.6% in the first quarter of 2019 from 20.9% in the same period of 2018 and increased slightly from 19.1% in the fourth quarter of 2018.

ADJUSTED EBITDA: Adjusted EBITDA in the first quarter of 2019 increased by 29.3% to RMB253.5 million (US$37.8 million) from RMB196.0 million in the same period of 2018 and decreased by 0.7% from RMB255.3 million in the fourth quarter of 2018. Adjusted EBITDA in the first quarter of 2019 excluded share-based compensation expenses of RMB16.6 million (US$2.5 million). Adjusted EBITDA margin expanded to 29.1% in the first quarter of 2019 from 24.5% in the same period of 2018 and 28.3% in the fourth quarter of 2018.

NET PROFIT/LOSS: Net profit attributable to ordinary shareholders in the first quarter of 2019 was RMB5.6 million (US$0.8 million) compared to a net profit of RMB32.8 million in the same period of 2018 and a net loss of RMB114.1 million in the fourth quarter of 2018. Net profit attributable to ordinary shareholders in the first quarter of 2019 included a foreign exchange gain of RMB29.5 million (US$4.4 million) compared to RMB44.8 million in the same period of 2018 and RMB2.5 million in the fourth quarter of 2018.

PROFIT/LOSS PER SHARE: Basic and diluted profit per share were RMB0.01 (US$0.1 cent) in the first quarter of 2019, which represents the equivalent of RMB0.06 (US$0.6 cent) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Diluted earnings per share is calculated using net earnings attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of March 31, 2019, the Company’s cash and cash equivalents, restricted cash, and short-term investments were RMB2.54 billion (US$379.0 million).

Net cash generated from operating activities was RMB32.4 million (US$4.8 million) in the first quarter of 2019 compared to RMB95.9 million in the same period of 2018 and RMB237.0 million in the fourth quarter of 2018.

Recent Development

On April 10, 2019, the Company announced that it priced the offering of US$300.0 million in aggregate principal amount of the USD-denominated notes due 2021 at an interest rate of 7.875% per annum, following a successful tender offer by the Company of the outstanding US$300.0 million 7.000% senior notes due 2020 (the “2020 Notes”). Approximately US$150.8 million in principal amount of the 2020 Notes was validly tendered, representing approximately 50.3% of the US$300.0 million total aggregate principal amount outstanding.

On May 6, 2019, the Company facilitated the official launch of Microsoft’s cloud service Dynamics 365 in China. Dynamics 365’s launch marked the completion of Microsoft’s intelligent cloud launch in the Chinese market. As of launch, the Company is Microsoft’s local partner for all of its three major cloud offerings: Microsoft Azure, Office 365, and Dynamics 365.

The Company recently reached an agreement to make an acquisition in Beijing to both satisfy increasing customer demand in the southern part of Beijing and support the Company’s continuing expansion plans in Beijing. This acquisition is expected to deliver approximately 1,000 cabinets by the middle of 2019 and has the potential for further expansion.

Financial Outlook

For the second quarter of 2019, the Company expects net revenues to be in the range of RMB880 million to RMB900 million. Adjusted EBITDA is expected to be in the range of RMB250 million to RMB270 million.

For the full year of 2019, the Company expects net revenues to be in the range of RMB3,760 million to RMB3,860 million. Adjusted EBITDA is expected to be in the range of RMB1,000 million to RMB1,100 million. The midpoints of the Company’s updated estimates imply an increase of 12% year over year in total revenues and an increase of 14% year over year in adjusted EBITDA.

The forecast reflects the Company’s current and preliminary view on the market and its operational conditions, which is subject to change.

Conference Call

The Company will hold a conference call at 8:00 P.M. on Thursday, May 16, 2019, U.S. Eastern Time, or 8:00 A.M. on Friday, May 17, 2019, Beijing Time, to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-855-500-8701
International:	+65-6713-5440
China Domestic:	400-120-0654
Hong Kong:	+852-3018-6776
Conference ID:	3776966

The replay will be accessible through May 24, 2019, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	3776966

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA, adjusted EBITDA margin, The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7112 to US$1.00, the noon buying rate in effect on March 29, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of nearly 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jack Wang

+1 (646) 405-4922

IR@21Vianet.com

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2018	March 31, 2019
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	2,358,556	2,177,235	324,418
Restricted cash	265,214	129,377	19,278
Accounts and notes receivable, net	524,305	553,886	82,532
Short-term investments	245,014	168,091	25,046
Prepaid expenses and other current assets	1,159,574	1,366,091	203,555
Amounts due from related parties	125,446	107,886	16,076

Total current assets	4,678,109	4,502,566	670,905

Non-current assets:
Property and equipment, net	4,031,242	4,029,916	600,476
Intangible assets, net	355,313	439,351	65,465
Land use rights, net	147,493	146,599	21,844
Operating lease right-of-use assets, net	—	817,335	121,787
Goodwill	989,530	989,530	147,445
Long-term investments	544,323	524,575	78,164
Amounts due from related parties	34,424	36,749	5,476
Restricted cash	37,251	68,894	10,266
Deferred tax assets	159,441	167,776	24,999
Other non-current assets	173,591	223,521	33,306

Total non-current assets	6,472,608	7,444,246	1,109,228

Total assets	11,150,717	11,946,812	1,780,133

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	50,000	30,000	4,470
Accounts and notes payable	389,508	377,928	56,313
Accrued expenses and other payables	659,320	637,518	94,993
Deferred revenue	57,754	43,942	6,548
Advances from customers	670,037	767,065	114,296
Income taxes payable	13,111	20,957	3,123
Amounts due to related parties	52,328	46,660	6,953
Current portion of long-term bank borrowings	75,284	75,284	11,218
Current portion of capital lease obligations	219,695	182,807	27,239
Current portion of deferred government grant	4,173	4,001	596
Operating lease liabilities - current	—	105,127	15,664
Total current liabilities	2,191,210	2,291,289	341,413

Non-current liabilities:
Long-term borrowings	112,000	121,826	18,153
Amounts due to related parties	504,478	527,172	78,551
Unrecognized tax benefits	6,677	6,797	1,013
Deferred tax liabilities	157,720	179,432	26,736
Non-current portion of capital lease obligations	765,993	731,626	109,016
Non-current portion of deferred government grant	11,619	9,992	1,489
Bonds payable	2,037,836	2,002,430	298,371
Operating lease liabilities - non current	—	718,146	107,007
Total non-current liabilities	3,596,323	4,297,421	640,336

Shareholders’ equity
Treasury stock	(337,683)	(337,683)	(50,316)
Ordinary shares	46	46	7
Additional paid-in capital	9,141,494	9,161,075	1,365,043
Accumulated other comprehensive gain	85,979	54,734	8,157
Statutory reserves	42,403	42,964	6,402
Accumulated deficit	(3,838,032)	(3,832,953)	(571,128)

Total 21Vianet Group, Inc. shareholders’ equity	5,094,207	5,088,183	758,165

Noncontrolling interest	268,977	269,919	40,219
Total shareholders’ equity	5,363,184	5,358,102	798,384

Total liabilities and shareholders’ equity	11,150,717	11,946,812	1,780,133

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	800,765	901,887	871,859	129,911
Cost of revenues	(572,863)	(655,546)	(631,084)	(94,034)

Gross profit	227,902	246,341	240,775	35,877
Operating expenses
Other operating income	—	5,027	—	—
Sales and marketing	(41,232)	(49,210)	(44,096)	(6,571)
Research and development	(22,030)	(23,583)	(22,564)	(3,362)
General and administrative	(112,340)	(130,963)	(120,796)	(17,999)
Reversal (allowance) for doubtful debt	1,855	(1,241)	(22)	(3)
Changes in the fair value of contingent purchase consideration payables	2,284	18,528	—	—

Total operating expenses	(171,463)	(181,442)	(187,478)	(27,935)

Operating profit	56,439	64,899	53,297	7,942
Interest income	8,527	14,214	11,851	1,766
Interest expense	(51,542)	(72,430)	(69,442)	(10,347)
Other income	22,161	7,050	3,075	458
Other expense	(1,526)	(1,875)	(58)	(9)
Foreign exchange gain	44,841	2,488	29,538	4,401

Gain before income taxes and loss from equity method investments	78,900	14,346	28,261	4,211
Income tax (expenses) benefits	(34,080)	46,350	(10,741)	(1,600)
Loss from equity method investments	(10,089)	(158,738)	(10,938)	(1,630)

Net gain (loss)	34,731	(98,042)	6,582	981
Net profit attributable to noncontrolling interest	(1,891)	(16,020)	(942)	(140)

Net gain (loss) attributable to ordinary shareholders	32,840	(114,062)	5,640	841

Profit (loss) per share
Basic	0.05	(0.17)	0.01	0.00
Diluted	0.05	(0.17)	0.01	0.00
Shares used in profit (loss) per share computation
Basic*	672,741,909	676,361,072	677,573,837	677,573,837
Diluted*	677,158,404	676,361,072	690,608,562	690,608,562

Profit (loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	0.30	(1.02)	0.06	0.01
Diluted	0.30	(1.02)	0.06	0.01

*	Shares used in profit (loss) per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$
Gross profit	227,902	246,341	240,775	35,877
Plus: depreciation and amortization	119,562	161,201	165,421	24,648
Plus: share-based compensation expenses	14	1,672	474	70
Adjusted cash gross profit	347,478	409,214	406,670	60,595

Adjusted cash gross margin	43.4%	45.4%	46.6%	46.6%

Operating expenses	(171,463)	(181,442)	(187,478)	(27,935)
Plus: share-based compensation expenses	6,555	27,528	16,165	2,409
Plus: changes in the fair value of contingent purchase consideration payables	(2,284)	(18,528)	—	—

Adjusted operating expenses	(167,192)	(172,442)	(171,313)	(25,526)

Operating profit	56,439	64,899	53,297	7,942
Plus: depreciation and amortization	135,290	179,759	183,532	27,347
Plus: share-based compensation expenses	6,569	29,200	16,639	2,479
Plus: changes in the fair value of contingent purchase consideration payables	(2,284)	(18,528)	—	—

Adjusted EBITDA	196,014	255,330	253,468	37,768

Adjusted EBITDA margin	24.5%	28.3%	29.1%	29.1%

21VIANET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)	34,731	(98,042)	6,582	981

Adjustments to reconcile net profit (loss) to net cash generated from operating activities:
Depreciation and amortization	135,290	179,759	183,532	27,347
Stock-based compensation expenses	6,569	29,200	16,639	2,479
Others	(47,256)	95,122	(31,628)	(4,713)
Changes in operating assets and liabilities
Accounts and notes receivable	(49,722)	44,566	(29,603)	(4,411)
Prepaid expenses and other current assets	(92,181)	(117,604)	(197,574)	(29,441)
Accounts and notes payable	40,243	(31,734)	(11,580)	(1,725)
Accrued expenses and other payables	(25,300)	96,432	(9,582)	(1,428)
Deferred revenue	(20,505)	5,135	(13,812)	(2,058)
Advances from customers	73,995	79,968	97,028	14,458
Others	39,989	(45,802)	22,435	3,343
Net cash generated from operating activities	95,853	237,000	32,437	4,832

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(91,027)	(129,910)	(133,470)	(19,888)
Purchases of intangible assets	(1,887)	(8,199)	(4,328)	(645)
Payments for investments	(14,473)	(101,796)	(62,022)	(9,241)
Proceeds from other investing activities	26,654	97,917	84,367	12,572
Net cash used in investing activities	(80,733)	(141,988)	(115,453)	(17,202)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	69,999	—	30,000	4,470
Repayment of long-term bank borrowings	—	(42,690)	—	—
Repayment of short-term bank borrowings	(50,000)	(19,999)	(50,000)	(7,450)
Payments for capital lease	(29,287)	(104,420)	(92,537)	(13,788)
Payments for other financing activities	(19,650)	(17,324)	(55,474)	(8,265)
Net cash used in financing activities	(28,938)	(184,433)	(168,011)	(25,033)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(73,414)	14,507	(34,488)	(5,139)

Net decrease in cash, cash equivalents and restricted cash	(87,232)	(74,914)	(285,515)	(42,542)

Cash, cash equivalents and restricted cash at beginning of period	2,195,469	2,735,935	2,661,021	396,504

Cash, cash equivalents and restricted cash at end of period	2,108,237	2,661,021	2,375,506	353,962